YM BIOSCIENCES REPORTS FISCAL YEAR END 2008 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - September 19, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for its fiscal 2008 year end, ended June 30, 2008.

“The critical highlight of the year was the confirmation that nimotuzumab differs mechanistically from the currently marketed EGFR-targeting monoclonal antibodies, cetuximab and panitumumab. This mechanistic information supported by recent clinical data, provides us with a clear path-to-market for nimotuzumab,” said David Allan, Chairman and CEO of YM BioSciences. “Recent work has demonstrated that, in circumstances where EGFR-expression is moderate to high, or where its density may be enhanced, as in radiation-containing regimens, our antibody is effective without the debilitating and dangerous Grade III/IV side-effects associated with cetuximab treatment. Nimotuzumab’s path-to-market in North America is in two indications in which there is an unmet medical need - palliative non-small-cell lung cancer and in brain metastases - for both of which indications we have supportive clinical evidence, patient populations are substantial and the markets uncrowded. Our licensees in the rest of the world have defined strategies and, in Europe, the drug is in a number of late-stage, registration trials.”

Nimotuzumab highlights
Nimotuzumab is being developed to compete as best-in-class against the currently marketed EGFR-targeting drugs. This drug has displayed efficacy in numerous clinical trials with anti-cancer activity that rivals the other EGFR-targeting antibody drugs. However, in none of its trials to date, to YM’s knowledge, have any of the patients treated with nimotuzumab had Grade III/IV rash, a severe and dose-limiting side-effect observed in all of the other antibodies and small molecules targeting the EGF tyrosine kinase signaling pathway. Reports of any severe incidents of the other side-effects that are typical of EGFR-targeting molecules have been rare and, unlike cetuximab, nimotuzumab patients do not have to be pre-medicated.

Results of the first trial of nimotuzumab in combination with irinotecan in irinotecan-refractory colorectal cancer patients were recently reported with the disease control rate (DCR) from the addition of nimotuzumab being similar to that reported for cetuximab in similar trials. The nimotuzumab treated patients exhibited no debilitating rash and the cetuximab patients demonstrated a higher response rate. Since DCR has been established as a significantly more powerful predictor of survival than RR, the similar overall survival times seen with these two antibodies in this condition are, therefore, not surprising.

YM and its direct licensees have studies underway and others in planning that investigate nimotuzumab in settings where regimens that stimulate EGFR activated expression are used, such as radiation or chemoradiation:
•
In Europe, data from the fully recruited Phase III trial of nimotuzumab combined with radiation therapy in the first-line treatment for children with inoperable brain cancer conducted by our licensee, Oncoscience AG, could be submitted to the EMEA for marketing approval during calendar 2009, as a Type II Variation should the submission that has been made to EMEA in late 2007 be accepted.

•	Oncoscience also continues to enrol patients in a Phase III study in adult glioma treated with temozolomide and radiation therapy +/- nimotuzumab.

During fiscal 2008, YM and its licensees achieved the following:
•
YM received clearance from the FDA to initiate a clinical trial evaluating nimotuzumab as a monotherapy in children with diffuse, intrinsic pontine glioma (DIPG), an inoperable, treatment-resistant brain cancer. This was followed the granting of a Special License to YM USA by the US Treasury’s Office of Foreign Assets Control (OFAC). In February 2008, YM enrolled the first patient in the 44-patient single-arm trial, initially limited by OFAC to six leading US pediatric clinical centers, but now unlimited, and at two Canadian centers. Recruitment is expected to be completed in late calendar 2009. Nimotuzumab is also available to patients in the US under an Expanded Access Program.

•	In Japan, YM licensee, Daiichi-Sankyo Co., Ltd., completed preliminary safety trials with nimotuzumab and has advised that it plans to evaluate the drug in more advanced trials.
•
In Europe, Oncoscience continued to enrol patients in a Phase IIb/IIIa randomized trial in advanced pancreatic cancer that compares gemcitabine alone to gemcitabine plus nimotuzumab, designed to be supportive of registration. In June 2008 nimotuzumab was accorded Orphan Drug Designation for pancreatic cancer in Europe.

•
In August 2008, YM’s licensee in Singapore/Indonesia, Innogene Kalbiotech/P.T. Kalbe Farma (IGK) received approval for nimotuzumab for marketing in the Philippines and, in addition, has initiated a Special Access Program in IGK’s substantial markets where a broad development program is underway. IGK is the sponsor for a Phase II trial in locally advanced head and neck cancer (radiation + nimotuzumab) being conducted by the internationally recognized National Cancer Center of Singapore.

•
YM presented data at ASCO 2008 from the Canadian arm of a fully recruited Phase I palliative trial in non-small-cell lung cancer (NSCLC) being conducted in Canada by YM and in Korea by Kuhnil Pharmaceutical Co. suggesting that the combination of nimotuzumab with radiation has the potential to provide an important survival advantage to patients over radiation alone in the curative setting.

•
Subsequent to the end of fiscal 2008, the Company reported preliminary results obtained from its open-label, Phase II study of nimotuzumab in patients with irinotecan-refractory, metastatic colorectal cancer. The overall survival and disease control rate for the 58 evaluable patients receiving nimotuzumab compared well with published results in similar patient populations treated with cetuximab. However, as with all previous trials, nimotuzumab continued to display a safety profile unequalled in its class.

AeroLEF®
AeroLEF® is a novel approach to the treatment of pain with an approved drug which positions this product within a precedent context for its prospective approval. The intellectual property relates to the composition of free and liposome-encapsulated opioid - in this case fentanyl - which is inhaled through a widely-available, FDA-approved nebulizer. The inhalation of the free fentanyl produces very rapid onset of pain relief and the liposome encapsulated proportion results in an extended duration of analgesia, thus differentiating AeroLEF® from other fentanyl products in the marketplace. AeroLEF® has successfully completed a randomized Phase IIb trial and is now positioned for later-stage development.

During fiscal 2008:
•
In May 2008, three posters were presented at the Annual Meeting of the American Pain Society reporting results from previous clinical trials including a randomized, placebo-controlled Phase IIb trial enrolling opioid-naïve patients with postoperative pain following orthopedic surgery, where AeroLEF® demonstrated a statistically significant difference in pain relief and pain intensity to placebo (p=0.0194). All the posters referred to both the safety and efficacy of the product.

•	In June 2007, the FDA cleared the first Phase II protocol to proceed with an AeroLEF® trial in the US. An amended protocol, submitted in 2008, has since been cleared.
•
YM put in place a strengthened team with extensive experience developing fentanyl-based pain products, lead by Dr. Ali Raza, appointed President of the AeroLEF® division and supported by Elizabeth Jenkins, a UK-based regulatory expert. Under Dr. Raza’s leadership, the Company plans to meet with European regulators in the coming months to solidify trial designs for registration of this product.

Financial Results (CDN dollars)
Total revenue for the fiscal year ended June 30, 2008 was $7.4 million compared with $7.6 million for fiscal 2007. Total revenue for the fourth quarter of fiscal 2008 was $2.0 million compared with $1.9 million for the fourth quarter of fiscal 2007. Revenue from out-licensing was $4.9 million for fiscal 2008 compared with $4.4 million for fiscal 2007. The most significant agreement, signed with Daiichi Pharmaceutical Co., Ltd. in July 2006, licensed the commercial rights for nimotuzumab for Japan and included a non-refundable up-front payment from Daiichi to the Company of $16.2 million. This initial license fee has been recorded as deferred revenue and is being recognized over a period of four years. Interest income for fiscal 2008 was $2.6 million compared with $3.2 million for fiscal 2007. Interest income is decreasing as the Company draws on its cash balances to fund its operations.

Total operating expenditures for the fiscal year ended June 30, 2008 were $22.5 million compared to $37.6 million for the fiscal year ended June 30, 2007.  Total operating expenditures for the fourth quarter ended June 30, 2008 were $4.9 million compared to $6.5 million for the same quarter in 2007. General and administrative expenses decreased to $6.8 million in fiscal 2008 compared to $7.0 million in fiscal 2007. Licensing and product development expenses for the year ended June 30, 2008 decreased by $13.1 million compared to the year ended June 30, 2007. The large decreases are mainly the result of reduced development activity for tesmilifene, for which a Phase III trial was terminated in January 2007. Costs associated with development activities for nimotuzumab decreased to $5.2 million for the fiscal year ended June 30, 2008 compared to $5.9 million for the year ended June 30, 2007. Costs associated with development activities for AeroLEF® decreased to $2.0 million for the fiscal year ended June 30, 2008 compared to $2.9 million for the year ended June 30, 2007. Costs related to development activities for tesmilifene for the year ended June, 2008 decreased to $1.3 million compared to $7.5 million for the comparable period last year.

In addition to the specific licensing and product development costs, there was a significant decrease in licensing and product development salary expenses. Salary expenses, including termination costs, were $2.0 million less in fiscal 2008 compared to fiscal 2007 as the Company reduced development staff following the termination of the Phase III DEC study for tesmilifene in February 2007.

Net losses for the fiscal year and fourth quarter ended June 30, 2008 were $14.9 million ($0.27 per share) and $3.0 million ($0.05 per share) respectively compared to $31.7 million ($0.57 per share) and $4.7 million ($0.09 per share) for the same periods last year.

As at June 30, 2008 the Company had cash and cash equivalents and short-term deposits totaling $58.1 million and payables and accrued liabilities totaling $2.0 million compared to $75.6 million and $3.3 million respectively at June 30, 2007.

As at June 30, 2008 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc., 5,709,765 warrants, and 5,633,102 options.

The Company’s annual financial statements and management’s discussion and analysis will be available on www.sedar.com, www.edgar.com and at www.ymbiosciences.com

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated, to date, worldwide no Grade III/IV rash has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com	James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com

Nominated Adviser Canaccord Adams Limited Ryan Gaffney Tel. +44 (0)20 7050 6500

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$3,119,189	$5,847,351
Short-term deposits	54,981,737	69,724,438
Accounts receivable	403,371	370,011
Prepaid expenses	375,133	347,010
	58,879,430	76,288,810

Property and equipment	128,400	325,040

Intangible assets	4,065,409	5,125,950

	$63,073,239	$81,739,800

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$307,588	$1,169,211
Accrued liabilities	1,715,024	2,103,755
Deferred revenue	4,623,340	4,702,132
	6,645,952	7,975,098

Deferred revenue	4,414,256	8,929,900

Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	3,150,539	4,553,308
Contributed surplus	9,123,824	5,657,082
Deficit	(133,182,485)	(118,296,741)
	52,013,031	64,834,802

Basis of presentation
Commitments

	$63,073,239	$81,739,800

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2008	2007	2006

Out-licensing revenue	$4,859,085	$4,407,890	$1,151,135
Interest income	2,584,080	3,239,540	1,397,558
	7,443,165	7,647,430	2,548,693

Expenses:
General and administrative	6,831,955	6,978,336	7,951,470
Licensing and product development	15,631,550	28,758,469	20,188,577
Impairment of intangible assets	-	1,829,538	-
	22,463,505	37,566,343	28,140,047

Loss before the undernoted	(15,020,340)	(29,918,913)	(25,591,354)

Gain (loss) on foreign exchange	32,463	(142,552)	(220,630)

Realized gain on short-term deposits	126,588	-	-

Unrealized gain on short-term deposits	45,688	-	-

Loss on marketable securities	-	-	(2,623)

Loss on disposal of property and equipment	(70,143)	-	-

Loss before income taxes	(14,885,744)	(30,061,465)	(25,814,607)

Income taxes	-	1,668,775	-

Loss and comprehensive loss for the year	(14,885,744)	(31,730,240)	(25,814,607)

Deficit, beginning of year	(118,296,741)	(86,566,501)	(60,751,894)

Deficit, end of year	$(133,182,485)	$(118,296,741)	$(86,566,501)

Basic and diluted loss per common share	$(0.27)	$(0.57)	$(0.59)

Weighted average number of common shares outstanding	55,835,356	55,804,674	43,755,160

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2008	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year	$(14,885,744)	$(31,730,240)	$(25,814,607)
Items not involving cash:
Depreciation of property and equipment	125,271	107,107	61,017
Amortization of intangible assets	1,060,541	1,913,040	1,269,158
Impairment of intangible assets	-	1,829,538	-
Loss on disposal of property and equipment	70,143	-	-
Loss on sale of marketable securities	-	-	2,623
Stock-based compensation	2,063,973	1,716,913	2,588,413
Stock-based consideration	-	-	100,000
Warrants-based consideration	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(61,483)	1,816,092	(672,639)
Accounts payable, accrued liabilities and deferred revenue	(5,844,790)	11,604,460	(1,599,032)
	(17,472,089)	(12,743,090)	(24,010,292)

Financing activities:
Issuance of common shares on exercise of options	-	11,232	851,322
Issuance of common shares on exercise of warrants	-	89,375	3,627,430
Net proceeds from issuance of shares and warrants	-	-	42,622,618
	-	100,607	47,101,370

Investing activities:
Short-term deposits, net	14,742,701	15,881,679	(55,529,720)
Proceeds on sale of marketable securities	-	-	2,211
Additions to property and equipment	(37,770)	(127,162)	(54,791)
Proceeds on sale of property and equipment	38,996	-	-
	14,743,927	15,754,517	(55,582,300)

Increase (decrease) in cash and cash equivalents	(2,728,162)	3,112,034	(32,491,222)

Net cash assumed on acquisition	-	-	34,540,166

Cash and cash equivalents, beginning of year	5,847,351	2,735,317	686,373

Cash and cash equivalents, end of year	$3,119,189	$5,847,351	$2,735,317

Non-cash items:
Issuance of common shares on Delex acquisition	$-	$-	$1,464,284
Issuance of common shares on Eximias acquisition	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	100,000